Exhibit 1

INCREDIMAIL REPORTS $7.2 MILLION REVENUES, $3.6 MILLION EBITDA AND $2.3
MILLION NET PROFIT IN SECOND QUARTER OF 2010

Net Profit first half of 2010 $4.4 Million

TEL AVIV, ISRAEL – August 12, 2010 - IncrediMail Ltd. (NASDAQ: MAIL), an Internet company, today reported financial results for the second quarter ended June 30, 2010.

Revenues for the second quarter of 2010 rose 7% to $7.2 million, up from $6.7 million in the same quarter last year.  EBITDA was $3.6 million, or 50% of sales, compared to $3.4 million in the second quarter of 2009 and net profit in the second quarter of 2010 was $2.3 million or $0.23 per diluted share, compared to $2.4 million, or $0.26 per diluted share in the second quarter of 2009.

In the first half of 2010, revenues were $14.2 million, increasing over 8%, compared to $13.1 million in first half of 2009, and net profit was $4.4 million, up 16%, compared to $3.8 million in the first half of 2009.

Total operating expenses in the second quarter of 2010 were $3.6 million, which while lower than the previous quarter; increased 12% compared to the second quarter of 2009, primarily due to higher compensation costs.

Commenting on the results, Mr. Ofer Adler, said, “I am very pleased with the results, as revenues and profits in the second quarter of 2010 surpassed our expectations and continued to grow despite seasonality.  We achieved this while investing a significant part of our attention to finalizing our strategy of revenue diversification for the latter part of 2010 and beyond.   These results provide for a perfect backdrop as we engage Josef Mandelbaum as our CEO.  Josef’s Internet experience together with his corporate and M&A accomplishments are just what we need to drive us even further.”

Mr. Josef Mandelbaum, IncrediMail’s newly appointed CEO commented, “I am very excited to join IncrediMail at this time and look forward to continuing the momentum demonstrated by these very positive results.”

Conference Call
IncrediMail will host a conference call to discuss the results, as well as introduce Mr. Josef Mandelbaum, IncrediMail’s newly appointed CEO, today, August 12th at 10:00 AM EDT (17:00 PM Israel Time). We invite all those interested in participating in the call to dial 1-(866)-229-7198. Callers from Israel may access the call by dialing (03) 918-0685. Participants may also access a live webcast of the conference call through the Investor Relations section of IncrediMail's website at www.incredimail-corp.com. The webcast will be archived on the company’s website for seven days.

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com) is an internet company that develops customized, downloadable graphic consumer applications used to generate search related revenues and designs, markets and delivers high end personal desktop software. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software, Magentic, a wallpaper and screensaver software, and PhotoJoy, software for presenting digital personal photos.

Non-GAAP measures
Use of Non-GAAP Financial Information - In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, IncrediMail uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income; interest, taxes, stock-based compensation and depreciation and amortization. IncrediMail's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of IncrediMail’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information as presented in this press release in evaluating and operating business internally and as such deemed it important to provide all this information to investors. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in tables immediately following IncrediMail's Statement of Operations in this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Jeff Holzmann
IncrediMail NY, President
Jeff@IncrediMail.com

Marybeth Csaby/Rob Fink
KCSA Strategic Communications
(212) 896-1236 / 212-896-1206
mcsaby@kcsa.com/ rfink@kcsa.com

### Tables Follow ###

INCREDIMAIL LTD.
CONDENSED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2010	2009
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,316	$24,368
Marketable securities	15,765	5,225
Trade receivables	2,562	2,320
Other receivables and prepaid expenses	5,667	4,819
Total current assets	35,310	36,732
LONG-TERM ASSETS:
Severance pay fund	1,109	1,104
Deferred taxes	101	63
Other long-term assets	476	495
Property and equipment, net	1,205	1,366
Other intangible assets, net	206	134
Total long-term assets	3,097	3,162
Total assets	$38,407	$39,894

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$810	$1,039
Deferred revenues	2,024	2,270
Accrued expenses and other liabilities	4,722	6,577
Total current liabilities	7,556	9,886
LONG-TERM LIABILITIES:
Deferred revenues	1,529	1,616
Accrued severance pay	1,451	1,390
Total long-term liabilities	2,980	3,006

SHAREHOLDERS' EQUITY
Shares issued and outstanding: 9,627,572 and 9,527,821 at June 30, 2010 and December 31, 2009, respectively	27,871	27,002
Total liabilities and shareholders' equity	$38,407	$39,894

INCREDIMAIL LTD.
CONDENSED STATEMENTS OF OPERATIONS

U.S. dollars and number of shares in thousands (except per share data), unaudited

	Quarter ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Revenues	$7,213	$6,746	$14,208	$13,122
Cost of revenues	391	367	764	754
Gross profit	6,822	6,379	13,444	12,368

Operating expenses:
Research and development	1,501	1,336	3,083	2,694
Selling and marketing	1,303	1,150	2,705	2,319
General and administrative	821	747	1,687	1,746
Total operating expenses	3,625	3,233	7,475	6,759
Operating income	3,197	3,146	5,969	5,609
Financial income (expense), net	(63)	274	89	(124)
Income before taxes on income	3,134	3,420	6,058	5,485
Taxes on income	846	1,003	1,634	1,645
Net profit	$2,288	$2,417	$4,424	$3,840

Net earnings per Ordinary share:
Basic	$0.24	$0.26	$0.46	$0.41
Diluted	$0.23	$0.26	$0.45	$0.41
Diluted weighted number of shares	9,761	9,378	9,815	9,830

RECONCILIATION OF GAAP TO NON-GAAP RESULTS:

GAAP net income	$2,288	$2,417	$4,424	$3,840
Income tax expense	846	1,003	1,634	1,645
Interest (income) expense, net	63	(274)	(89)	124
Depreciation, Amortization and Stock-based Compensation	412	265	747	672
EBITDA	$3,609	$3,411	$6,716	$6,281